UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 21, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or the “Company”)

Trading statement and operating update for the financial year ended 30 June 2026 ("FY26")

Johannesburg. Friday, 21 August 2026. "FY26 was a defining year in Harmony's evolution into a diversified gold and copper producer. Through safe, consistent operational delivery, disciplined execution and strategic investment, we achieved gold production guidance for the eleventh consecutive financial year. We also delivered on all key operating guidance metrics in FY26, meeting our gold and copper production, grade and cost targets. Group gold production of 44 464kg (1 429 551oz) was in line with guidance, supported by robust contributions from our South African underground operations and Hidden Valley in Papua New Guinea. Underground recovered grade of 5.83g/t was in line with guidance, while disciplined cost management maintained all-in sustaining costs (AISC) at R1 191 698/kg (US$2 195/oz), within guidance. Following its acquisition, the CSA mine in Australia contributed 18 207 tonnes of copper production, towards the upper end of guidance, at a recovered grade of 3.75%.

This strong operational performance translated into significant growth in earnings per share and robust adjusted free cash flow. We advanced the Eva Copper Project and continued investing in reserve conversion and life extension across our portfolio.

Harmony enters its next phase from a position of strength. Our high-quality gold portfolio, growing copper exposure, robust balance sheet, disciplined capital allocation framework and pipeline of organic opportunities position us to generate sustainable cash flows, deliver attractive shareholder returns and create value through the commodity cycle. We remain focused on safe, profitable production, disciplined growth and enduring value creation for all our stakeholders," said Beyers Nel, Chief Executive Officer of Harmony.

Expected basic and headline earnings for FY26

Shareholders of Harmony are advised that a reasonable degree of certainty exists that basic earnings for FY26 will be higher than for the financial year ended 30 June 2025 ("the previous comparable period" or "FY25") primarily due to:

•an increase in group revenue as a result of continued operational excellence and a higher average gold price received. The average gold price received increased by 35.3% to R2 069 710/kg (US$3 811/oz) from R1 529 358/kg (US$2 620/oz). Additionally, copper sales of 16 719t were included in revenue from the CSA mine since the acquisition of MAC Copper Limited (“MAC Copper”), with an average copper price received of US$5.62/lb.
•reversals of impairment of R2.8 billion (US$165 million) in respect of property, plant and equipment relating to the Tshepong North, Tshepong South, Kusasalethu and Doornkop cash generating units (“CGUs”) were recognised during FY26 as a result of significantly higher gold price assumptions applied in the valuation.

The earnings were also affected by the following:

•The acquisition and integration of MAC Copper and the CSA mine into the group had a pervasive effect on the results, with its costs being included for the first time in FY26. Some of the notable changes were on production costs, amortisation and depreciation, fair value movements on streaming arrangements (this relates to copper and silver streams) and finance costs (relates to the bridge loan and the streaming arrangements). In addition, acquisition costs of R1.4 billion
(US$82 million) were incurred.
•an increase in production costs mainly due to inflationary-related increases in consumables and electricity costs, higher contractor costs, and higher labour costs in line with the five-year wage agreement.
•an increase in derivative losses recognised on the realised silver contracts, due to the silver spot price increasing further above the locked-in rates for contracts that matured during the period.
•the royalty expense increased by approximately R1.5 billion (US$95 million) as a result of the increased revenue for the South African entities, which is the base for the South African mining tax royalties calculation.
•an increase in the taxation expense of approximately R2.3 billion (US$162 million), primarily as a result of the increase in current taxation due to higher profitability driven by the increased gold price received.

Consequently, earnings per share (“EPS”) are expected to be between
4 400 and 4 800 South African ("SA") cents per share, which is an increase of between 90% and 108% on the EPS of 2 313 SA cents per share for the previous comparable period. In United States ("US") dollar terms, the earnings per share is expected to be between 265 and 285 US cents per share, which is an increase of between 109% and 124% on the earnings per share of 127 US cents per share reported for the previous comparable period.

Headline earnings per share (“HEPS”) are expected to be between
4 050 and 4 450 SA cents per share, which represents an increase of between 73% and 90% from the HEPS of 2 337 SA cents per share reported in the previous comparable period. In US dollar terms, the headline earnings per share is expected to be between 245 and 265 US cents per share, which is an increase of between 90% and 105% on the HEPS of
129 US cents per share reported for the previous comparable period.

Harmony will publish its financial results for the financial year ended 30 June 2026 on Thursday, 27 August 2026. Please see Harmony’s website for more details: www.harmony.co.za.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

For more details, contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
21 August 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended
(the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this market release, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this market release.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by geopolitical factors and subsequent impacts; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost-savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this market release or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf, are qualified by the cautionary statements herein.

Any forward-looking statement contained in this market release has not been reviewed or reported on by Harmony’s external auditors. Any forward-looking information included in this market release is the sole responsibility of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 21, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director